UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

 X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______________to_______________

Commission file number  001-13643

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONEOK, Inc.
100 West Fifth Street
Tulsa, Oklahoma  74103

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Profit Sharing Plan for employees of ONEOK, Inc. and its subsidiaries:

Financial Statements and Schedules

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits - December 31, 2010 and 2009

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2010

Notes to Financial Statements

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits

23 - Consent of Independent Registered Public Accounting Firm

ONEOK, INC.

PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2010

(With Report of Independent Registered Public Accounting Firm)

ONEOK, INC.

PROFIT SHARING PLAN

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

ONEOK, Inc. Audit Committee
Profit Sharing Plan
Tulsa, Oklahoma

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the 2010 basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2010 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2010 basic financial statements taken as a whole.

/s/ BKD, LLP

Tulsa, Oklahoma

June 27, 2011

PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009
(In thousands)
	2010	2009
Investments, at fair value:
Cash	$-	$4,122
Money market funds	602	295
Mutual funds	12,455	5,344
Common stock of ONEOK, Inc.	6,278	3,088
Net assets available for benefits	$19,335	$12,849
See accompanying notes to financial statements.

PROFIT SHARING PLAN

Statement of Changes Net Assets Available for Benefits
Year Ended December 31, 2010
(In thousands)
2010
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,211
Dividends	260
Total investment income	2,471

Contributions:
Employer	4,742

Total additions	7,213

Deductions to net assets attributed to:
Benefits paid to participants	(727)

Net increase in net assets available for benefits	6,486
Net assets available for benefits, beginning of period	12,849
Net assets available for benefits, end of period	$19,335
See accompanying notes to financial statements.

Notes to Financial Statements

(1)	Description of Plan

A brief description of the Profit Sharing Plan (the Plan) follows and is provided for general information only.  Participants should refer to the full text of the Plan document for more complete information.

(a)	General

The Plan is administered by the ONEOK, Inc. Benefit Plan Administration Committee (the Plan Administrator) and is provided for the benefit of the employees of ONEOK, Inc. and its subsidiaries (the Company).  The Plan is a defined contribution plan which covers non-bargaining unit employees hired on or after January 1, 2005, employees that transfer from a bargaining unit to a non-bargaining unit position after January 1, 2005, and certain employees who elected to terminate participation in the Retirement Plan for Employees of ONEOK, Inc. and Subsidiaries and participate in the Plan.  Effective May 19, 2010, the Plan Administrator approved that employees covered under the International Brotherhood of Electrical Workers’ collective bargaining agreement hired on or after July 1, 2010, and other certain employees who elected to terminate participation in the Retirement Plan for Employees of ONEOK, Inc. and Subsidiaries are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Participation and Contributions

An employee begins participation on the first day of the month following or coinciding with employment, or may elect to decline participation in the Plan at that time.  An employee that declined participation may elect, at any time in the future, to become a participant in the Plan by submitting an enrollment form.  Participation would commence as of the first day of the calendar month following receipt of an enrollment form. There is no minimum service or age requirement.

The Company may, and generally expects to, make a contribution to the Plan each calendar quarter that will result in an allocation to the participant’s Plan account equal to one percent of the participant’s eligible compensation for that quarter.  Effective January 1, 2010, a participant must be employed one month in an eligible position during that quarter and be actively employed on the last day of the calendar quarter to qualify for the contribution.  Previously, participants must have worked 250 hours during the calendar quarter and been actively employed on the last day of the calendar quarter to qualify for the contribution.  The Company may also make an additional discretionary contribution to the Plan at year-end.  Participants must be actively employed on the last day of the Plan year to receive an annual discretionary contribution.  The Plan does not provide for any contributions to be made by participants, except for rollovers from other qualified plans.

There are limits on the total combined employee and employer annual contributions for all defined contribution plans sponsored by the Company.  The Plan is a defined contribution plan subject to the combined annual contribution limit.  For 2010, the maximum for employee and employer combined annual contributions was the lesser of 100 percent of the participant’s base earnings or $49,000, pursuant to Internal Revenue Code (the Code) section 415(c)(1)(A).  These limits are indexed and may be adjusted periodically by the Internal Revenue Service (IRS).

Participants that have ONEOK, Inc. common stock as an investment option may be eligible to receive cash payments for dividends over $100 paid on that stock.  ONEOK, Inc. common stock dividends are credited to each participant’s Plan account and are distributed or reinvested according to each participant’s election.  The election choices for dividends paid on ONEOK, Inc. common stock are:

1.	If the quarterly dividend is over $100, receive all of the dividend in cash;
2.	If the quarterly dividend is over $200, receive 50 percent of the dividend in cash and have 50 percent of the dividend reinvested in ONEOK, Inc. common stock in each participant’s Plan account; or
3.	Have 100 percent of the dividends reinvested in ONEOK, Inc. common stock in each participant’s Plan account. This is the default election if the quarterly dividend payment is under $100.

Dividends reinvested are considered pre-tax contributions, but are not subject to Plan limits or limits under applicable rules of the IRS.  Dividends received in cash constitute additional income for federal income tax purposes and are included in each participant’s gross taxable income in the year received.

(c)	Participation Accounts

Participants have the right to designate the investment of their account balances.  If no investment option is elected by a participant, the funds in the participant’s account will be invested in the Schwab Managed Retirement Trust fund maturing closest to the year in which the participant will attain age 65.  Participants may direct the investment of their account balances to more than one option.  However, the minimum investment that can be directed to any one option is 1 percent, and whole increments of 1 percent must be used.

Participants may direct the sale or other disposition of securities in their account and may change their investment elections to the Trustee of the Plan (Plan Trustee) on a daily basis except during scheduled suspension periods.  Neither the Company nor the Plan Trustee guarantees the value of the investments nor do they indemnify any participant against any loss that may result from such investments.

All interest, dividends and other income received by the Plan Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant's account.  Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities for the Plan are either added to the cost of the securities purchased or deducted from the proceeds of the sale.  The cost charged to a participant's account for each share of ONEOK, Inc. common stock purchased is the average cost for all such common stock purchased during the day for the Plan.  Upon change of the Plan Trustee in 2011, the cost charged for each share of ONEOK, Inc. common stock purchased is based on the actual transaction price.

The Plan provides for regularly scheduled suspension periods during which participants cannot change Plan investments in ONEOK, Inc. common stock.  Dividends are generally declared on ONEOK, Inc. common stock after the end of each calendar quarter.  A record date for determining the shareholders entitled to receive a quarterly dividend is set by the Company’s Board of Directors.  Under the Plan, purchases and sales of ONEOK, Inc. common stock are usually temporarily suspended shortly before the record date for about three to five days in order to determine which Plan accounts hold ONEOK, Inc. common stock on the record date and are entitled to receive a dividend payment.

Certain mutual fund companies have implemented market timing restrictions designed to protect the long-term investors in the mutual fund.  These restrictions limit the number of exchanges an investor can initiate within a given period of time and certain funds charge a redemption fee.  Regularly scheduled sales to fund distributions and purchases from payroll contributions are not subject to the restrictions.

If a participant is an officer or an employee in one of certain designated work groups (regardless of the level of position), the participant must obtain approval of all trading activity in the participant’s Plan account which involves ONEOK, Inc. common stock prior to execution of the transaction.  For these employees, there are trading periods during which the participant can buy or sell ONEOK, Inc. common stock during the year.  Generally, these periods begin three days after the public release of quarterly or annual financial results for ONEOK, Inc. and continue until the first day of the following calendar quarter.

(d)	Vesting

Company contributions to the account of a participant and income and earnings, if any, attributable to the account of the participant are immediately and fully vested for the benefit of that participant upon receipt by the Plan Trustee (subject to subsequent loss, if any, through a decline in the value of the investments).

(e)	Distributions and Withdrawals

In general, the Plan provides that no Company contributions or earnings may be withdrawn by or distributed to a Plan participant during active employment, except for dividends on ONEOK, Inc. common stock described in Note (1)(b).  The Plan does not provide for hardship distributions or Plan participant loans during active employment.

The full value of the participant’s Plan account balance becomes payable if any of the following occur:

1.	the participant retires or otherwise terminates employment with the Company for any reason and the participant’s total account balance does not exceed $5,000;
2.	the participant dies;
3.	the Plan is terminated; or
4.
the Plan is modified in such a way that it adversely affects the participant’s right to the use of or withdrawal from the account (as long as the participant’s request is made within 90 days of the effective date of the modification).

If a participant retires or otherwise terminates employment with the Company and the total account balance is more than $5,000, the participant may leave the balance in the Plan, make a direct rollover from the Plan to another employer’s qualified retirement plan or an Individual Retirement Account (IRA), or receive a single lump sum payment from the Plan as soon as administratively possible after leaving the Company.  Such participant who leaves the balance in the Plan may elect to defer distribution of the account until a later date but not beyond April 1 of the calendar year following the calendar year the participant attains age 70 ½, at which time a distribution of the full account is required.  If the participant’s account balance does not exceed $5,000, then the account will be distributed to the participant as soon as administratively possible, unless the participant directs a rollover to another employer’s qualified plan or an IRA.  If the participant does not complete a distribution election form and the account balance is less than $1,000, a lump sum cash payment will be made.  If a distribution election form is not completed and the balance is between $1,000 and $5,000, the account balance will be transferred to an IRA established on behalf of the participant.

If a participant receives a lump-sum distribution from the Plan, the IRS requires the Plan to automatically withhold 20 percent for federal income taxes, which is submitted to the IRS by the Plan Trustee on behalf of the participant.  In addition to federal income taxes, some states require mandatory withholding of state income taxes on taxable distributions.  The 20 percent federal income taxes and applicable state income taxes are not withheld if a participant elects to make a direct rollover of the distribution to an IRA or another employer’s qualified retirement plan.  An additional 10 percent income tax generally will be imposed on the taxable portion of distributions or withdrawals unless the participant has reached age 59 ½, or separates from the Company after attainment of age 55.

(f)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA.  Upon termination of the Plan, each participant would receive distribution of the entire balance of his/her Plan account.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

             The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Quoted market prices, if available, are used to value the Plan’s investments.  Mutual funds are valued at the net asset value of shares held by the Plan at year end.  All other investments are stated at fair value based on the current market value of the respective investments at the end of the year.  The investments were held by Bank of Oklahoma, N.A., as Plan Trustee, at December 31, 2010 and 2009.  Effective January 1, 2011, the investments were transferred to Fidelity Investment Company (Fidelity), as Plan Trustee.

The Company had a Plan Expense Reimbursement Program with Fidelity through December 31, 2010, which paid the Plan an amount equal to 3.75 basis points per quarter (or 15 basis points annually) based on the average daily balances invested in Fidelity’s mutual funds by participants in the Plan.  The total quarterly payment was limited to $6.25 per participant as of the last day of the quarter.  This quarterly payment was paid by Fidelity and does not impact the overall expense ratio of the fund.  The Company passed the quarterly payments through as earnings to participants invested in the Fidelity mutual fund offered by the Plan.  The quarterly payments were allocated based on each individual participant’s account balance on the day the reimbursement was received.  Due to the change in the Plan Trustee effective January 1, 2011, payments from Fidelity and allocations to the participants' account will occur on an annual basis.

Dividend income is recorded as of the ex-dividend date and is allocated to participants’ accounts on the date of payment.

The Plan provides for investments in various investment securities which, in general, are exposed to risks, such as interest rate, credit and overall price and market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities held in participants’ accounts will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

(c)	Administrative Costs

All costs and expenses for administering the Plan, including expenses of the Plan Administrator and fees and expenses of the Plan Trustee, except for brokerage commissions, investment fund expense ratios, redemption fees and transfer taxes applicable to investment of securities or investments acquired or sold for a participant's account, are paid by the Company or the Plan as provided by the Plan Document.  For the year ended December 31, 2010, the Company paid all costs and expenses for administering the Plan and has not sought reimbursement from the Plan.

(d)	Payment of Benefits

Benefits or withdrawals are recorded when paid.

(e)	Income Taxes

The Plan is intended in all respects to be a qualified plan under the Code.  The Plan received a favorable determination letter from the IRS dated September 29, 2005, stating that the Plan was in compliance with the applicable requirements of the Code.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed and being operated within the applicable requirements of the Code.  A request for a new determination letter for the Plan has been submitted to the IRS.

(f)	Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Plan Administrator relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

(3)	Investments

(a)       Fair Value of Plan Assets

Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan utilizes a fair value hierarchy that prioritizes inputs to valuation techniques based on observable and unobservable data and categorizes the inputs into three levels.  The levels of the hierarchy are described below:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
•
Level 2 - Significant observable pricing inputs other than quoted prices included within Level 1 that are, either directly or indirectly, observable as of the reporting date.  Essentially, this represents inputs that are derived principally from or corroborated by observable market data; and

•
Level 3 - May include one or more unobservable inputs that are significant in establishing a fair value estimate.  These unobservable inputs are developed based on the best information available and may include the Plan's own internal data.

All of the Plan’s investments in the accompanying statements of net assets available for benefits are measured at fair value on a recurring basis and are classified within Level 1 of the valuation hierarchy.

(b)       Individual Investments Greater Than 5 percent of Net Assets

The following table presents the fair value of individual investments that represent 5 percent or more of the Plan’s net assets at December 31, 2010 and 2009 (in thousands):

	2010	2009
Cash	$-	$4,122
Common stock of ONEOK, Inc.	$6,278	$3,088
Mutual funds:
Dodge & Cox International Stock Fund	$1,096	*
Fidelity Balanced Fund	$1,188	*
Schwab Managed Retirement Trust 2030 Fund	$1,511	*
Schwab Managed Retirement Trust 2040 Fund	$1,690	*
Schwab Managed Retirement Trust 2050 Fund	$1,453	*
* Individual investment is less than 5 percent of the Plan's net assets.

For 2009, cash represents the cash contributions made by the Company on the last day of the Plan’s respective year and subsequently invested pursuant to participants’ elections.

(c)       Net Appreciation by Investment Class

The following table presents the net appreciation in fair value for each class of investment for the year ended December 31, 2010 (in thousands):

2010
Mutual funds	$1,191
Common stock of ONEOK, Inc.	1,020
Net appreciation	$2,211

(d)       Investment Options

In 2010, the Laudus Rosenberg U.S. Discovery Fund option was closed to participants.  All investments not transferred out of the fund by June 7, 2010, were transferred to the JP Morgan Small Cap Equity Fund.  In 2010, the Cavanal Hill U.S. Treasury Fund option was also closed to participants.  All investments not transferred out of the fund by January 3, 2011, were transferred to the Federated Government Obligations Fund-Institutional.

(4)	Related Party Transactions

The Cavanal Hill U.S. Treasury Fund is managed by a subsidiary of Bank of Oklahoma, N.A., the Plan Trustee at December 31, 2010, and therefore transactions in that fund qualify as parties-in-interest transactions.  Transactions in the ONEOK, Inc. common stock qualify as parties-in-interest transactions.  Due to the change in Plan Trustee, transactions in the Fidelity Balanced Fund, managed by Fidelity, qualify as parties-in-interest transactions.

(5)	Temporary Suspension of Trading upon Change in Plan Trustee

In order to accommodate the change in Plan Trustee to Fidelity, the Plan was in a blackout period from December 17, 2010 to January 14, 2011 during which participants and beneficiaries of the Plan were temporarily unable to (1) direct or diversify investments in their individual accounts, (2) obtain distributions from the Plan, (3) change future investments elections, or (4) transfer assets from one investment fund option to another.

Schedule 1

PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010
(In thousands, except shares)

Column (a)	Column (b)	Column (c)	Column (d)	Column (e)

Party-in-	Identity of Issue,	Description of Investment
Interest	Borrower, Lessor,	Including Maturity Date, Rate		Current
Identification	or Similar Party	of Interest, Par or Maturity Value	Cost	Value
*	Cavanal Hill U.S.
	Treasury Fund	Money market fund - 490,183 shares	**	$490
	Federated Government
	Obligations Fund-Institutional	Money market fund - 112,487 shares	**	112
	American Beacon Large
	Cap Value Fund	Mutual fund - 33,909 shares	**	661
	Dodge & Cox International
	Stock Fund	Mutual fund - 30,704 shares	**	1,096
*	Fidelity Balanced Fund	Mutual fund - 65,180 shares	**	1,188
	American Funds Growth
	Fund of America	Mutual fund - 15,457 shares	**	471
	JP Morgan Small Cap
	Equity Fund	Mutual fund - 23,060 shares	**	847
	Schwab Managed Retirement
	Trust Income Fund	Mutual fund - 5,225 shares	**	69
	Schwab Managed Retirement
	Trust 2010 Fund	Mutual fund - 15,042 shares	**	251
	Schwab Managed Retirement
	Trust 2020 Fund	Mutual fund - 47,108 shares	**	832
	Schwab Managed Retirement
	Trust 2030 Fund	Mutual fund - 82,487 shares	**	1,511
	Schwab Managed Retirement
	Trust 2040 Fund	Mutual fund - 91,648 shares	**	1,690
	Schwab Managed Retirement
	Trust 2050 Fund	Mutual fund - 148,715 shares	**	1,453
	Vanguard Primecap Fund	Mutual fund - 13,612 shares	**	929
	Vanguard Institutional
	Index Fund	Mutual fund - 6,599 shares	**	759
	PIMCO Total Return Fund	Mutual fund - 64,321 shares	**	698
*	ONEOK, Inc.	Common stock - 113,176 shares	**	6,278
				$19,335
*	Party-in-interest
**	This column is not applicable to participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Profit Sharing Plan

ONEOK, Inc.

Date: June 27, 2011	By: /s/ Robert F. Martinovich Robert F. Martinovich Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)

EXHIBIT INDEX

EXHIBIT
NUMBER                                 EXHIBIT

              23   Consent of Independent Registered Public Accounting Firm